# SEC Schedule 13D/A (Amendment No. 27) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fluent, Inc., CIK 0001460329
CUSIP: 34380C201
Title of class of securities: Common Stock, par value $0.0005 per share
Address of issuer's principal executive offices: 300 Vesey Street, 9th Floor, New York, New York (NY), 10282
Date of event which requires filing of this statement: 12/22/2025
Filed by CIK 0000898860
Persons authorized to receive notices and communications: Daniel Barsky, Esq., 300 Vesey Street, 9th Floor, New York, New York (NY), 10282, (646) 669-7272

## Reporting persons
- Phillip Frost, M.D. (CIK 0000898860): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 8,334; shared voting power 7,865,832; sole dispositive power 8,334; shared dispositive power 7,865,832; aggregate amount beneficially owned 7,874,166 (24.7% of the class)
  Comment: (1) Frost Gamma Investments Trust ("Gamma Trust") beneficially owns 7,865,832 shares of common stock, which includes 66,667 shares of the Issuer's common stock underlying the convertible subordinated promissory note entered into pursuant to that certain securities purchase agreement, dated August 19, 2024 (the "Convertible Note"), 909,297 shares of common stock underlying warrants issued on May 19, 2025, and 571,429 shares of common stock underlying the Warrants (as defined below) issued on August 19, 2025. Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
  
  (2) Based on 30,287,597 shares of the Issuer's common stock outstanding as of November 12, 2025 (as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2025).
- Frost Gamma Investments Trust: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 7,865,832; sole dispositive power 0; shared dispositive power 7,865,832; aggregate amount beneficially owned 7,865,832 (24.7% of the class)
  Comment: (1) Gamma Trust beneficially owns 7,865,832 shares of common stock, which includes 66,667 shares of the Issuer's common stock underlying the Convertible Note and 909,297 shares of common stock underlying warrants issued on May 19, 2025, and 571,429 shares of common stock underlying the Warrants issued on August 19, 2025. Dr. Phillip Frost is the trustee of Gamma Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Gamma Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.
  
  (2) Based on 30,287,597 shares of the Company's common stock outstanding as of November 12, 2025 (as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2025).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0005 per share
Name of issuer: Fluent, Inc.
Address of issuer's principal executive offices: 300 Vesey Street, 9th Floor, New York, New York (NY), 10282
Comment:
This Schedule 13D is filed by the Reporting Person with respect to shares of common stock, par value $0.0005 per share, of Fluent, Inc., a Delaware corporation (the "Issuer" or the "Company"), formerly known as Cogint, Inc., formerly known as IDI, Inc., the successor to Tiger Media, Inc., SearchMedia Holdings Limited, Ideation Acquisition Corp. and ID Arizona Corp. The principal executive offices of the Issuer are located at 300 Vesey Street, 9th Floor, New York, New York 10282.

EXPLANATORY NOTE

This Amendment No. 27 (the "Amendment") amends and supplements the statement on Schedule 13D filed on December 6, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on October 15, 2008, Amendment No. 2 to the Schedule 13D filed on April 13, 2009, Amendment No. 3 to the Schedule 13D filed on May 1, 2009, Amendment No. 4 to the Schedule 13D filed on July 14, 2009, Amendment No. 5 to the Schedule 13D filed on December 24, 2009, Amendment No. 6 to the Schedule 13D filed on November 22, 2011, Amendment No. 7 to the Schedule 13D filed on July 20, 2012, Amendment No. 8 to the Schedule 13D filed on August 23, 2012, Amendment No. 9 to the Schedule 13D filed on January 17, 2013, Amendment No. 10 to the Schedule 13D filed on July 12, 2013, Amendment No. 11 to the Schedule 13D filed on February 14, 2014, Amendment No. 12 to the Schedule 13D filed on April 6, 2015, Amendment No. 13 to the Schedule 13D filed on January 20, 2016, Amendment No. 14 to the Schedule 13D filed on March 29, 2016, Amendment No. 15 to the Schedule 13D filed on May 18, 2016, Amendment No. 16 to the Schedule 13D filed on July 21, 2016, Amendment No. 17 to the Schedule 13D filed on December 28, 2016, Amendment No. 18 to the Schedule 13D filed on December 22, 2017, Amendment No. 19 to the Schedule 13D filed on April 6, 2018, Amendment No. 20 to the Schedule 13D filed on February 14, 2019, Amendment No. 21 to the Schedule 13D filed on September 25, 2023, Amendment No. 22 filed on May 20, 2024, Amendment No. 23 filed on August 26, 2024, Amendment No. 24 filed on April 2, 2025, Amendment No. 25 filed on May 23, 2025 and Amendment No. 26 filed on August 26, 2025 (together the "Original Schedule 13D"), by Phillip Frost, M.D. ("Frost") and Frost Gamma Investments Trust ("Gamma Trust") (collectively, the "Reporting Person").

## Item 2. Identity and Background
Name of person filing: No material change.
Residence or business address: No material change.
Present principal occupation or employment: No material change.
Criminal convictions in the last five years: No material change.
Civil proceedings (securities laws) in the last five years: No material change.
Citizenship: No material change.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows.

The information set forth or incorporated under the heading "Explanatory Note" and in Items 4 and 5 is incorporated by reference in its entirety into this Item 3.

The source of funds used by the Reporting Person for the acquisition of securities of the Issuer reported herein is the working capital of Gamma Trust.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by adding the following sentence:

The Warrants to purchase 571,429 shares of common stock of the Company with an exercise price of $2.21 per share previously reported on August 26, 2025 will be fully exercisable on February 20, 2026.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 7,874,166 shares of common stock of the Issuer, which includes 66,667 shares of the Issuer's common stock underlying the Convertible Note and 909,297 shares of common stock underlying warrants issued on May 19, 2025, and 571,429 shares of common stock underlying the Warrants, representing 24.7% of the Issuer's common stock. The percentage of beneficial ownership is based upon 30,287,597 shares of the Company's common stock outstanding as of November 12, 2025 (as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on November 14, 2025).
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover page to this Amendment is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information set forth or incorporated under Item 4 is incorporated by reference in its entirety into this Item 5.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended by adding the following paragraph:

The description in Item 4 and the agreements incorporated therein by reference and set forth as an exhibit hereto is incorporated herein by reference in answer to this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Form of Common Stock Warrant dated August 19, 2025 (incorporated by reference to Exhibit 4.4 on the Issuer's Form 10-Q filed on August 19, 2025).
https://www.sec.gov/Archives/edgar/data/1460329/000143774925027383/ex_854691.htm

Exhibit 99.2 Form of Securities Purchase Agreement by and between Fluent Inc. and the purchaser parties thereto (incorporated by reference to Exhibit 10.7 on the Issuer's Form 10-Q filed on August 19, 2025).
https://www.sec.gov/Archives/edgar/data/1460329/000143774925027383/ex_854692.htm

Exhibit 99.3 Form of Support Agreement by and among Fluent, Inc. and the parties thereto (incorporated by reference to Exhibit 10.8 on the Issuer's Form 10-Q filed on August 19, 2025). https://www.sec.gov/Archives/edgar/data/1460329/000143774925027383/ex_854693.htm

Exhibit 99.4 Form of Registration Rights Agreement, dated as of August 19, 2025 by and among Fluent, Inc. and the purchasers parties thereto (incorporated by reference to Exhibit 10.9 on the Issuer's Form 10-Q filed on August 19, 2025).
https://www.sec.gov/Archives/edgar/data/1460329/000143774925027383/ex_854694.htm

Exhibit 99.5 Joint Filing Agreement.

## Signatures
- Phillip Frost, M.D.: /s/ Phillip Frost, M.D., Phillip Frost, M.D., individually (01/28/2026)
- Frost Gamma Investments Trust: /s/ Phillip Frost, M.D., Phillip Frost, M.D., Trustee (01/28/2026)